January 6, 2005

Mail Stop 03-05

Via US Mail and Facsimile

Dennis P. Gauger
Chief Financial Officer and Secretary
2640 W. California Avenue, Suite A
Salt Lake City, Utah 84104-4593

Re:	Groen Brothers Aviation, Inc.
	Form 10-KSB for the fiscal year ended June 30, 2004
      Form 10-Q for the quarter ended September 30, 2004
	Commission file #: 000-18958

Dear Mr. Gauger:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the fiscal year ended June 30, 2004

Item 6.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 13

1. We note that one reason given for the increase in interest expense is continued accruals of interest on notes payable, on accrued payroll and on vendor payables. Please supplementally tell us, and disclose in future filings, the basis for accruing interest on payroll, and the interest rate and amount of interest accrued as of
June 30, 2004. We may have further comment upon receipt of your response.

Item 8A.  Controls and Procedures, page 18

2. We note that you have identified certain material weaknesses in internal control over financial reporting and adjusting entries were recorded in the fourth quarter of 2004. Please supplementally tell us, and disclose in future filings, what the problem was that caused this material weakness. Also, please explain why you believe the changes in internal controls adopted during the first quarter of fiscal 2005 as discussed on pages 18 and 19 will be effective in correcting the material weaknesses identified by management and the
Company`s independent auditors.

Item 11.  Security Ownership of Certain Beneficial Owners and
Management, page 26

3. We note the disclosure on page 26 indicating that the Company`s President and Chief Executive Officer and its Chairman own 900,000 shares and 500,000 shares, respectively, of Series A Convertible Preferred Shares with each share providing the holder with 100 votes per share. If the ownership of these Series
A Convertible Preferred shares and the Company`s common shares provides these parties with control over the Company`s operations, please revise the notes to the financial statements to disclose the existence of this control relationship in future filings. Refer to the requirements of paragraph 2 of SFAS No.57.

Item 12. Certain Relationships and Related Transactions, page 27

4. Please tell us and explain in the notes to the Company`s
financial
statements how the purchase price of $.05 per share for the
1,400,000
shares of Series A Convertible Preferred shares issued to the Company`s founders on October 8, 2004, was determined and indicate the nature of the consideration received by the Company in exchange for these shares.

Statements of Operations, page F-4

5. We note that you have adopted SFAS No. 150 and have classified your Series B Preferred Stock as a liability rather than equity for fiscal year 2004. Please tell us why your statement of operations for fiscal 2004 does not include the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption in accordance with paragraph 29 of SFAS No. 150. If this is because the carrying value of your Series B
Preferred Stock was the same before and after adoption of SFAS No. 150, please note this in your response and in your revised disclosure.
Consolidated Statements of Stockholder`s Deficit

6. We note from the Company`s consolidated statements of stockholders` deficit that the Company has been involved in numerous non-cash transactions during the past two years in which shares of the Company`s common stock have been issued to various parties in exchange for payment of accounts and notes payable, in satisfaction of interest and employee benefit expenses (i.e., 401K expense) and for the return of cash deposits. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

7. Please tell us and explain in the notes to your financial statements why no value was assigned to the 900,000 common shares issued during the fiscal year ended June 30, 2004 or the 4,850,000 common shares issued during the fiscal year ended June 30, 2003 as collateral for notes payable. Your response should explain in detail the terms of the transactions in which the shares were issued and should explain why no value was assigned to the shares issued in your financial statements. We may have further comment upon receipt of your response.

8. Please tell us and explain in Note 11 why no value was assigned to the 6,125,000 shares of common stock that were issued by the Company during the year ended June 30, 2004, with a value of $.20 per share, in net settlement of a stockholders put option for 875,000 shares for an aggregate price of $1,400,000. Although the shares issued are included in your consolidated statement of shareholders` deficit, no value has been assigned to the shares issued in this statement. Please explain why.

Notes to the Financial Statements

Note 1.  Organization and Summary of Significant Accounting
Policies

- Deposits

9. We note that deposits consist of amounts received from the Company`s authorized dealers on aircraft in anticipation of full-scale production of the Company`s Hawk 4 Gyroplane. Please supplementally tell us the terms of these deposits, including any provisions for non-performance on your part. Additionally, please tell us your basis for classifying this liability as long-term.

Note 2.  Going Concern

10. We note that there is substantial doubt about the Company`s ability to continue as a going concern and management anticipates that the Company will be able to obtain additionally financing sufficient to fund operations during the next fiscal year. Please supplementally tell us, and disclose in future filings, management`s plans regarding potential increases in sales or decreases in costs in regards to improving its financial condition and future results of operations.

Note 3. Related Party Notes Receivable

11. We note the disclosure indicating that the Company has unsecured notes receivable from officers and shareholders which are due on demand. Please confirm that these receivables did not result from the sale or issuance of the Company`s common or preferred shares. If these receivables did result from transactions involving the Company`s equity securities, we would expect them to be classified as a reduction of equity in accordance with the guidance outlined in SAB
Topic 4:E. Please advise or revise as appropriate.

Note 4. Detail of Certain Balance Sheet Accounts
Note 8. Capital Lease Obligations

12. Please tell us and explain in the notes to your financial statements the nature of the Company`s related party relationships with the related parties from which it has obtained related party customer advance payments and related party dealer deposits at June
30,
2004. Also, we note that the Company`s obligation for capital lease arrangements has been classified in "Related Party Notes Payable". However, the introductory paragraph to Note 8 indicates that the Company`s capital lease agreements are with financial institutions.
Please clarify in the notes to the Company`s financial statements how the Company is affiliated with the other party to its capital lease obligations. Refer to the requirements of paragraph 2 of SFAS No.57.

Note 5. Short-term Notes Payable
Note 6. Related Party Notes Payable
Note 7. Long-Term Debt

13. We note the disclosures included in Notes 5, 6, and 7
indicating
that certain of the Company`s notes payable and long-term debt arrangements are convertible into the Company`s common shares at prices ranging from $.20 to $.80 per common share. Please tell us and explain in the notes to your financial statements how the
conversion
terms associated with these notes and long-term debt arrangements were determined. As part of your response, please indicate whether these conversion terms represented a beneficial conversion feature at the time there were determined, and if so, explain how this beneficial conversion feature was accounted for in your financial statements. Refer to the guidance outlined in EITF Topic D-60, EITF
98-5 and       EITF 00-27.

Note 9. Preferred Stock

14. Please tell us and explain in the notes to your financial statements how you valued and accounted for the issuance of warrants to acquire 2,500,000 shares at an exercise price of $.30 per share that were issued to the existing holders of the Company`s Series B Preferred shares in exchange for their agreement to extend the redemption date of the shares through October 31, 2005.

Note 13.  Stock Options and Stock-Based Compensation

15. We note your disclosure of stock options and stock-based compensation in Note 13. In future filings, please disclose the number of shares exercisable at the end of each year for which a statement of operations is presented and the weighted-average exercise price of options for each of the following groups of options: (1) those outstanding at the beginning of the year, (2) those outstanding at the end of the year, (3) those exercisable at the end of the year, and those (4) granted, (5) exercised, (6) forfeited, or (7) expired during the year. See paragraph 47(a) of SFAS No. 123.

Note 15.  Asset Impairment

16. We note that you recorded an asset impairment loss of $148,000 related to investment art. Please supplementally tell us how you have classified the asset (held and used, held for sale, to be
abandoned, etc) as outlined in SFAS No. 144.   Additionally,
please
supplementally tell us, and disclose in future filings, the facts and circumstances leading to the impairment. See paragraph 26(a) of SFAS
No. 144.

Note 19.  Commitments and Contingencies

17. We note that you pay royalty payments based on gross sales price of the gyroplane, sales by the Company of certain gyroplanes other than the SparrowHawk gyroplane, and each Hawk 4 Gyroplane sold. Please supplementally tell us and revise the notes to your financial statements in future filings to disclose the amount of royalties paid by the Company during fiscal year 2003 and 2004 and the caption in the income statement where the royalties are included.

Note 21. Significant Fourth Quarter Adjustments

18. Please tell us and explain in Note 21 in future filings the nature and timing of the events or circumstances that resulted in the significant fourth quarter adjustments that should have been recognized in the second and third quarters of fiscal 2004. Your response should explain in detail when the transactions occurred that necessitated these adjustments and should explain why these adjustments were not recognized prior to the fourth quarter of 2004.

Quarterly Report on Form 10-QSB for the Quarter ended September
30,
2004

19. Please address our comments on your Annual Report on Form 10-
KSB
in future quarterly reports on Form 10-QSB, where applicable.

* * * * * * * * * * * * * * * * * * * * * * *
As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-824-5663 or me at 202-942-1936 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Groen Brothers Aviation, Inc.
January 6, 2005
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